SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 45)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  49342210900
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  49342210900

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                7   SOLE VOTING POWER



                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,939,809
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         3,939,809

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,939,809

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.4%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO




CUSIP No.  49342210900

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA



                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               4,230,309
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         4,230,309

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -0-

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)


           IN


                                AMENDMENT NO. 45
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $1.00 par value per share (the "Shares"), of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background

     No change except for the following:

     (a) This Statement is filed by Contran Corporation, a Delaware corporation ("Contran"), and, by virtue of the positions reported below, Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Contran, NL Industries, Inc. ("NL") and Valhi, Inc. ("Valhi") are the direct holders of approximately 38.7%, 3.5% and 0.2%, respectively, of the 9,297,533 Shares outstanding as of November 10, 1997 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Outstanding Shares"). Valhi and Tremont Corporation ("Tremont") are the direct holders of approximately 57.9% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"), NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 35.1%, 5.2%, 3.7%, 3.5%, 0.5% and 0.5%, respectively, of the outstanding common stock of Tremont. Together, VGI and National may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National and Contran are the direct holders of approximately 74.7%, 10.0%, and 7.6%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is chairman of the board of NL and is a director of Tremont.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The CDCT No. 2 directly holds approximately 0.2% and 3.5% of the outstanding shares of Valhi and Tremont common stock, respectively. Boston Safe Deposit and Trust Company serves as trustee of the CDCT No. 2 (the "Trustee"). Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran must satisfy the balance of such obligations. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares that Contran contributed to the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The Foundation directly holds approximately 2.7% of the Outstanding Shares. The Foundation is a tax-exempt foundation organized for charitable purposes.
Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     The Combined Master Retirement Trust (the "CMRT") directly holds less than 1.0% of the Outstanding Shares and the outstanding shares of Tremont and Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of any shares held by the CMRT, except to the extent of his vested beneficial interest therein.

     By virtue of the holding of such offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons and the Trusts disclaim such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct beneficial owner of 10,500 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that Valmont and NL beneficially owned 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock as of the date of this report. The Reporting Persons further understand that the shares of Valhi common stock owned by Valmont and NL are treated as treasury stock by Valhi for voting purposes and for the purposes of this Statement.

     Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons is set forth on Schedule A attached hereto and incorporated herein by reference.

     (c) Contran is a diversified holding company engaged through its subsidiaries in the production of, among other things, chemicals, titanium metals, component products and steel fabricated wire products, industrial wire and carbon steel rod products and in waste management, land management, agriculture and oil and gas activities.

     (d) Neither of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran is Delaware corporation. Harold C. Simmons and all persons named on Schedule A to this Statement are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

     No change except for the following:

     The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $1,618,660.00 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were borrowed for such purpose.

     The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person's personal funds.

Item 4.   Purpose of Transaction

     No change except for the following:

     Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     Harold C. Simmons, through Contran, may be deemed to control the Company. The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule A to this Statement and Mr. Simmons' spouse were made for the purpose of such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     No change except for the following:

     (a) Contran, NL, the Foundation, the CMRT, Valhi and Harold C. Simmons' spouse are the direct beneficial owners of 3,599,759, 326,050, 250,000, 30,000, 14,000 and 10,500 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Contran may each be deemed to be the beneficial owner of the 3,939,809 Shares (approximately 42.4% of the Outstanding Shares) directly held by Contran, NL and Valhi; and

          (2) While Harold C. Simmons does not directly own any Shares, he may be deemed to be the beneficial owner of the 4,230,309 Shares (approximately 45.5% of the Outstanding Shares) directly held by Contran, NL, the Foundation, the CMRT, Valhi and Mr. Simmons' spouse.

     Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by persons named in Schedule A to this Statement, that the following persons may be deemed to own personally and beneficially Shares, as indicated below.

                                NUMBER OF SHARES
          NAME                 BENEFICIALLY OWNED
-------------------------      -------------------

Eugene K. Anderson                      200
Glenn R. Simmons                    110,675 (1)
Harold C. Simmons                    10,500 (2)
Robert W. Singer                     32,500 (3)
Steven L. Watson                      2,250
-----------
(1) Includes 69,125 Shares issuable upon the exercise of stock options within 60 days of the date of this Statement. Also includes
     18,300 Shares held in his individual
     retirement account.  In addition, includes
     150 Shares held by his wife and 300 shares held in his wife's retirement account, all of which beneficial ownership Mr. Glenn Simmons disclaims.

(2) Shares held by Mr. Harold Simmons' spouse of which he disclaims beneficial ownership. See also the disclosure elsewhere in this Statement as to other Shares that Mr. Simmons may be deemed to own beneficially and indirectly.

(3) Includes 10,000 Shares issuable upon the exercise of stock options within 60 days of the date of this Statement. Also includes
     2,500 Shares held in his individual
     retirement account, 2,893 Shares held in his account in a deferred contribution plan. In addition, includes 600 Shares held by his wife and 6,500 held by a trust of which Mr.
     Singer is the trustee, all of which
     beneficial ownership Mr. Singer disclaims.

     (b) Contran has the direct power to vote and direct the disposition of the 3,599,759 Shares directly held by it and the indirect power to vote and direct the disposition of the 326,050 Shares directly held by NL and the 14,000 Shares directly held by Valhi. By virtue of the relationships described in Item 2, Harold C. Simmons may be deemed to have the power to vote and direct the disposition of the Shares directly held by Contran, NL, the Foundation, the CMRT, Valhi and his spouse.

     (c) The table below sets forth additional purchases of the Shares by the Reporting Persons during the 60 days prior to December 29, 1997 and subsequently to the date of the filing of this Statement. All of such purchases were effected by the purchaser indicated on the New York Stock Exchange.

                                 Approximate Price
                                   Per Share ($)
                   Amount of       (exclusive of
     Date           Shares         commissions)      Purchaser
--------------  ---------------  -----------------  ------------
   12/12/97            2,000         $11.3750         Contran
   12/12/97            4,000         $11.6250         Contran
   12/12/97              700         $11.8750         Contran
   12/15/97              300         $11.8750         Contran
   12/15/97            1,400         $12.0000         Contran
   12/15/97            9,000         $12.2500         Contran
   12/16/97              800         $12.0000         Contran
   12/16/97            5,000         $12.1875         Contran
   12/17/97            5,000         $12.0000         Contran
   12/18/97            1,000         $12.0000         Contran
   12/22/97              200         $11.7500         Contran
   12/22/97            6,800         $11.8750         Contran
   12/23/97            4,000         $11.8750         Contran
   12/24/97            2,000         $11.7500         Contran
   12/24/97            2,000         $11.8750         Contran
   12/26/97            4,000         $11.7500         Contran
   12/26/97           12,000         $11.8750         Contran
   12/29/97           17,500         $11.7500         Contran
   12/29/97            5,000         $11.8125         Contran
   12/29/97           25,000         $11.8750         Contran
   12/30/97           14,000         $11.7500         Contran
   12/31/97           12,000         $12.0000          Valhi
   01/07/98            2,000         $11.8750          Valhi

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the following:

     The $20 million credit facility dated as of October 31, 1991, as amended and supplemented through March 27, 1996 among Contran, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency (the "Paribas/Societe Facility") was terminated as of October 28, 1997.

     Contran is now a party to a $10 million credit facility dated as of November 5, 1997 with Societe Generale, Southwest Agency (the "Societe Facility"). Borrowings under the Societe Facility bear interest at the rate announced publicly from time to time by the bank as its prime rate (or if greater, 0.5% over the rate for overnight federal funds transactions for members of the Federal Reserve System) or at a rate of 1.5% over LIBOR, are due
November 3, 1998 or such extended maturity date as may be mutually agreed to, and are secured by certain Shares. On December 31, 1997, no money had been borrowed under the Societe Facility. The foregoing summary of the Societe Facility is qualified in its entirety by reference to Exhibit 1 to this Statement, which is incorporated herein by this reference.

     Other than set forth above, neither of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated in its entirety as follows:

Exhibit 1.* Credit Facility dated as of November 5, 1997 between Contran and Societe Generale, Southwest Agency.

---------

*    Filed herewith.



                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 8, 1998




                                By: /s/ Harold C. Simmons
                                    ----------------------------
                                    Harold C. Simmons


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 8, 1998


                                CONTRAN CORPORATION




                                By: /s/ Steven L. Watson
                                    ----------------------------
                                    Steven L. Watson


                                    Vice President


                                   Exhibit A


     The names of the directors and executive officers of Contran and their present principal occupations are set forth below.


          Name                 Present Principal Occupation
-------------------------  -------------------------------------

Eugene K. Anderson         Vice President of Contran, Dixie
                           Holding, National, NOA, Valhi and
                           VGI; and Treasurer of the Foundation.

J. Mark Hollingsworth      General Counsel of Contran, Dixie
                           Rice, Dixie Holding, National, NOA,
                           Southwest, VGI, Valhi and the
                           Foundation.

William J. Lindquist       Vice President and Tax Director of
                           Contran, Dixie Rice, Dixie Holding,
                           National, NOA, Southwest, VGI and
                           Valhi.

Bobby D. O'Brien           Vice President and Treasurer of
                           Contran, Dixie Holding, National,
                           NOA, VGI and Valhi; Vice President of
                           Dixie Rice and Southwest.

Glenn R. Simmons           Vice Chairman of the Board and
                           Director of Contran, Dixie Holding,
                           National, NOA, VGI and Valhi;
                           Director of NL and Tremont; Executive
                           Vice President and Director of Dixie
                           Rice and Southwest; Chairman of the
                           Board and Director of the Company.

Harold C. Simmons          Chairman of the Board, President,
                           Chief Executive Officer and Director
                           of Contran, Dixie Holding, National,
                           NOA, VGI and Valhi; Chairman of the
                           Board and Director of NL; Director of
                           Tremont; Chairman of the Board, Chief
                           Executive Officer and Director of
                           Dixie Rice, Southwest and the
                           Foundation.

Robert W. Singer           Vice President of Contran and Valhi;
                           President and Chief Executive Officer
                           of the Company.

Gregory M. Swalwell        Controller of Contran, Dixie Holding,
                           National, NOA, Southwest, VGI and
                           Valhi.

Steven L. Watson           Vice President and Secretary of
                           Contran, Dixie Rice, Dixie Holding,
                           National, NOA, Southwest, VGI and
                           Valhi; Vice President, Secretary and
                           Director of the Foundation.




                                 EXHIBIT INDEX


Exhibit 1.* Credit Facility dated as of November 5, 1997 between Contran and Societe Generale, Southwest Agency.

---------

*     Filed herewith.